22004016

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: Oct. 31, 2023<br>Estimated average burden<br>hours per response: 12 |

| SEC FILE NUMBER |
|---|
| 8-67541 |



# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SUNSTREET SECURITIES, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

10320 W MCDOWELL RD, BLDG F, SUITE 6018
(No. and Street)

| AVONDALE | AZ | 85392 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| MIKE HADDAD | 800-823-1822 | mhaddad@sunstreetsecurities.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

MICHAEL COGLIANESE CPA, P.C.
(Name – if individual, state last, first, and middle name)

| 125 E. LAKE STREET, STE 303 | BLOOMINGDALE | IL | 60108 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10/20/2009 | 3874 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

RMS

**OATH OR AFFIRMATION**

I, MUNIB (MIKE) HADDAD, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SUNSTREET SECURITIES, LLC, as of DECEMBER 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Shirley C Thompson
Notary Public
Maricopa County, Arizona
My Comm. Expires 05-16-22
Commission No. 549446

Signature: [signature]

Title: CEO

[signature]
Notary Public

**This filing** contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☑ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**Sunstreet Securities, LLC**

**Financial Statements and Supplemental Schedules**
**Required by the U.S. Securities and Exchange Commission**

**Including Independent Auditor's Report Thereon**

**For the Year-Ended December 31, 2021**

## Table of Contents

**Independent Auditor's Opinion** .......... 3

**Financial Statements** .......... 6

**Statement of Financial Condition** .......... 7

**LIABILITIES AND MEMBER'S EQUITY** .......... 7

**Statement of Operations** .......... 8

**Statement of Cash Flows** .......... 9

**Statement of Changes in Member's equity** .......... 10

**Notes to Financial Statements** .......... 11

**Supplementary Computations Pursuant to SEA Rule 17a-5** .......... 17

**Supplementary Information** .......... 18

**Supplementary Exemption Report Pursuant to SEA Rule 17a-5** .......... 19

**Independent Public Accountants Review Report on Sunstreet Securities, LLC's Exemption** .......... 20

**Supplementary Agreed Upon Procedures Report** .......... 23

**SIPC Reconciliation** .......... 25

**Sunstreet Securities, LLC**

**Independent Auditor's Opinion**

**For the Year-ended December 31, 2021**

MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

**Report of Independent Registered Public Accounting Firm**

To the Member of Sunstreet Securities, LLC

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Sunstreet Securities, LLC as of December 31, 2021, the related statements of operations, changes in members' equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Sunstreet Securities, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of Sunstreet Securities, LLC's management. Our responsibility is to express an opinion on Sunstreet Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Sunstreet Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplemental Information**

The supplemental information listed in the accompanying table of contents within the financial statements has been subjected to audit procedures performed in conjunction with the audit of Sunstreet Securities, LLC's financial statements. The supplemental information is the responsibility of Sunstreet Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed in the accompanying table of contents is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Sunstreet Securities, LLC's auditor since 2019.

Michael Coglianese CPA, P.C.

Bloomingdale, IL

February 27, 2022

**Sunstreet Securities, LLC**

**Financial Statements**

**For the Year-ended December 31, 2021**

**Sunstreet Securities, LLC**
**Statement of Financial Condition**
**As of December 31, 2021**

## ASSETS

| | | |
|---|---|---|
| Current assets: | | |
| Cash and cash equivalents | $ | 15,157 |
| Accounts receivable | | 34,540 |
| Deposits | | 25,073 |
| Total current assets | | 74,770 |
| Property and equipment, net (Note 4) | | 300 |
| Total assets | $ | 75,070 |

## LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---|
| Current liabilities: | | |
| Accounts payable | $ | 31,605 |
| Total current liabilities | | 31,605 |
| Member's equity: | | |
| Member's capital | | 54,000 |
| Retained Earnings | | (10,535) |
| | | 43,465 |
| Total liabilities and member's equity | $ | 75,070 |

The accompanying notes are an integral part of these financial statements.

**Sunstreet Securities, LLC**
**Statement of Operations**
**For the Year-Ended December 31, 2021**

| | | |
|---|---|---|
| Revenue: | | |
| Sales commission revenue | $ | 344,983 |
| Mutual funds sales revenue | | 252,921 |
| Advisory services fee income | | 103,511 |
| Other income | | 61,566 |
| Total revenue | $ | 762,981 |
| Expenses: | | |
| Regulatory and licensing Fees | | 36,006 |
| Commission and fee Expense | | 523,130 |
| Technology and communication | | 10,667 |
| Professional and consulting fees | | 1,200 |
| Depreciation Expense | | 230 |
| Office lease and expenses | | 24,547 |
| Payroll Expenses | | 28,225 |
| General and administrative expenses | | 1,791 |
| Total expenses | $ | 625,796 |
| Net Income | $ | 137,185 |

The accompanying notes are an integral part of these financial statements.

**Sunstreet Securities, LLC**
**Statement of Cash Flows**
**For the Year-Ended December 31, 2021**

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net Income | $ | 137,185 |
| Adjustments to reconcile income to net cash provided by operations: | | |
| Depreciation expense | | 230 |
| Changes in operating assets and liabilities: | | |
| (Increase) decrease in assets: | | |
| Accounts receivable | | -3,425 |
| Deposit | | 376 |
| (Increase) decrease in liabilities: | | |
| Accounts payable | | 1,669 |
| Net cash used by operating activities | | 136,035 |
| Cash flows from investing activities: | | |
| Purchase of property and equipment | | |
| Net cash used by investing activities | | 0 |
| Cash flows from financing activities: | | |
| Distribution to member | | 152,500 |
| Net cash used by financing activities | | 152,500 |
| Net change in cash | | -16,465 |
| Cash, beginning of the year | | 31,622 |
| Cash, end of the year | $ | 15,157 |

The accompanying notes are an integral part of these financial statements.

**Sunstreet Securities, LLC**
**Statement of Changes in Member's equity**
**For the Year-Ended December 31, 2021**

| | Member's Capital | Retained Losses | Total Member's Equity |
|---|---|---|---|
| Balance at December 30, 2020 | $ 54,000 | $ 4,780 | $ 58,780 |
| Distributions | | (152,500) | (152,500) |
| Net income | | 137,185 | 137,185 |
| Balance at December 31, 2021 | $ 54,000 | $ (10,535) | $ 43,465 |

The accompanying notes are an integral part of these financial statements.

**Sunstreet Securities, LLC**

**Notes to Financial Statements**
**As of and for the Year-Ended December 31, 2021**

## 1. ORGANIZATION

Sunstreet Securities, LLC (the Company), was registered under the laws of the state of Arizona in January 2006. The Company is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company provides broker-dealer services to institutional and retail customers as an introducing broker dealer transacting securities on a fully disclosed basis. The Company is located in Avondale, Arizona and provides services to customers throughout the United States.

The Company, like other securities firms, is directly affected by general economic market conditions including fluctuations in volume and price levels of securities, changes in interest rates and demand for investment banking, securities brokerage and other services, all of which have an impact on the Company statement of financial condition as well as its liquidity.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Use of Estimates

The preparation of financial statements is in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Securities Transactions

Customer commission income and related commission and clearing expenses are recorded on a trade date basis. Securities transactions of the Company and commission income and expense are recorded on an accrual basis. Securities owned are valued at market value.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

**Impairment of Long-Lived Assets**

In accordance with Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* (*"SFAS No. 144"*), the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. The Company assesses the recoverability of the long-lived and intangible assets by comparing the carrying amount to the estimated future undiscounted cash flow associated with the related assets. There were no impairments during the year ended December 31, 2021.

**Property and Equipment**

Furniture and equipment are stated at cost less accumulated depreciation. Additions, renovations, and improvements are capitalized. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided using straight-line over the estimated useful lives of the assets (generally 3 to 7 years).

**Income Taxes**

On January 2006, the Company elected to be taxed as a single member LLC. Subsequently, On January 2013 the Company elected to be taxed under subchapter S of the Internal Revenue Code. All income and expense is passed through the Company, which is treated as an individual for tax purposes and reported on the income tax return of the individual member. Accordingly, the financial statements include no provision or liability for income taxes. The Company is required to file and does file tax returns with the Internal Revenue Service and other taxing authorities. Accordingly, these financial statements do not reflect a provision for income taxes and the Company has no tax positions which must be considered for disclosure.

Penalties and interest assessed by income taxing authorities are included in operating expenses.

**Cash and Cash Equivalents**

For purpose of the statement of cash flows, cash equivalents represent all highly liquid debt instruments purchased with maturities of three months or less.

**Concentration of Credit Risk**

The Company maintains cash balances and deposits with financial institutions. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments.

## 3. NEW ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2018, The Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate

the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. Revenues from contracts with customers are comprised of commissions, mutual funds sales, and advisory service fees. Such revenues are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically at the close of a transaction.

**Receivables**

Amounts due from clearing firms are considered fully collectible; therefore, it was not considered necessary to establish an allowance for doubtful accounts.

## 4. FURNITURE AND EQUIPMENT

| | |
|---|---|
| Office Furniture and equipment | $ 14,811 |
| Less: Accumulated depreciation | (14,511) |
| At December 31, 2021: | $ 300 |

Furniture and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Depreciation expense for the year ended December 31, 2021 was $230.

## 5. COMMITMENTS AND CONTINGENT LIABILITIES

**Settlement of Securities Transactions**

The Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on the settlement date, generally two business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by requiring deposits from customers for certain types of trades.

**Leases/Related Party**

The Company does not maintain any lease commitments as of December 31, 2021. The Company however pays ongoing month to month office lease to a holding business entity to which the Company's member has ownership interest.

**Risk Deposit**

On January 13, 2012 the Company entered into a fully disclosed clearing agreement with RBC Capital markets LLC. Beginning January 13, 2012, the Company was required to place a risk deposit of $15,000 with RBC Capital Markets LLC. Consistent with the terms of the Agreement. Subsequently, the Company was required to make additional 12 monthly deposits beginning in January 2014 and ending in December 2014 for the amount of $833 each month. As of December 31, 2021, the Company had a risk deposit balance of $25,000 with RBC Capital Markets LLC.

## 6. CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities. Counterparties to these activities primarily include broker/dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Cash deposits with banks potentially subject the Company to concentrations of credit risk. The Company places its cash deposits with quality financial institutions and generally, by policy, limits the amount of credit exposure in any one financial institution to the amount of Federal Deposit Insurance Corporation (FDIC) coverage of $250,000. At December 31, 2021, the Company had no cash deposits in excess of the FDIC coverage.

## 7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital. At December 31, 2021, the Company had net capital of $43,092 which was $38,092 in excess of its required net capital of $5,000 The Company's ratio of aggregate indebtedness to net capital was 73.34%

## 8. RESERVE REQUIREMENTS FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such rule) of the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customer accounts, promptly transmits all customer funds and delivers all customer securities received to the clearing broker, and does not otherwise hold funds or securities of customers or dealers. The company

also conducts other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 that are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable, and promptly transmitted to the issuer or its agent. The company does not carry accounts of or for customers and does not carry proprietary accounts (as defined in Rule 15c3-3). Because of such exemptions, the Company is not required to prepare a determination of reserve requirement for brokers or dealers.

## 9. SIPC - NET OPERATING REVENUE AND GENERAL ASSESSMENT

The Company is subject to the Securities and Exchange Commission's determination of SIPC net operating revenues and general assessment. At December 31, 2021, the Company had SIPC net operating revenue $156,859 with a general assessment of $235. The Company plans to pay the assessment timely.

## 10. SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 25, 2022, which is the date the financial statements were available to be issued.

**Sunstreet Securities, LLC**

**Supplementary Information Pursuant to SEA Rule 17a-5**

**For the Year-ended December 31, 2021**

**Sunstreet Securities, LLC**
**Supplementary Computations Pursuant to SEA Rule 17a-5**
**Of the Securities and Exchange Act of 1934**
**As of and for the Year-Ended December 31, 2021**

### Computation of Net Capital

| | | |
|---|---|---|
| Total Stockholder's Equity | $ | 43,465 |
| Non-Allowable Assets | $ | 373 |
| Haircuts on Securities Positions | | |
| Securities Haircuts | $ | - |
| Undue Concentration Charges | $ | - |
| Net Allowable Capital | $ | 43,092 |

### Computation of Net Capital Requirement

| | | |
|---|---|---|
| Minimum Net Capital Required as a Percentage of Aggregate Indebtedness | $ | 2,107 |
| Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer | $ | 5,000 |
| Net Capital Requirement | $ | 5,000 |
| Excess Net Capital | $ | 38,092 |

### Computation of Aggregate Indebtedness

| | | |
|---|---|---|
| Total Aggregate Indebtedness | $ | 31,605 |
| Percentage of Aggregate Indebtedness to Net Capital | | 73.34% |

### Computation of Reconciliation of Net Capital

| | | | |
|---|---|---|---|
| Net Capital Computed and Reported on FOCUS IIA as of | December 31, 2021 | $ | 43,092 |
| Adjustments | | | |
| Increase (Decrease) in Equity | | $ | - |
| (Increase) Decrease in Non-Allowable Assets | | $ | - |
| (Increase) Decrease in Securities Haircuts | | $ | - |
| (Increase) Decrease in Undue Concentration Charges | | $ | - |
| Net Capital per Audit | | $ | 43,092 |
| Reconciled Difference | | $ | - |

**Sunstreet Securities, LLC**
**Supplementary Information**
**As of and for the Year-Ended December 31, 2021**

**Schedule II**
**Computation of Determination of Reserve Requirements**
**Pursuant to Rule 15c3-3**

Not applicable

**Information for Possession or Control**
**Requirements under Rule 15c3-3**

Not applicable

**Sunstreet Securities, LLC**

**Supplementary Exemption Report Pursuant to SEA Rule 17a-5**

**As of and for the Year-Ended December 31, 2021**

**Independent Public Accountants Review Report on Sunstreet Securities, LLC's Exemption**

MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

**Report of Independent Registered Public Accounting Firm**

To the Member of Sunstreet Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers ("Exemption Report") pursuant to SEC Rule 17a-5, in which Sunstreet Securities, LLC is claimed an exemption from § 240.15c3-3 under the provisions of § 240.15c3-3 (k)(2)(ii).

The Sunstreet Securities, LLC also filed its Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because Sunstreet Securities, LLC limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and Sunstreet Securities, LLC (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Sunstreet Securities, LLC); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) this fiscal year.

Sunstreet Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Sunstreet Securities, LLC.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) and Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 related to the Non-Covered Firm Provision.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 27, 2022

**Sunstreet Securities, LLC**
**Supplementary Schedules Pursuant to SEA Rule 17a-5**
**Of the Securities and Exchange Act of 1934**
**As of and for the Year-Ended December 31, 2021**
**Exemption Letter Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)**

**Sunstreet Securities, LLC**
**10320 W. McDowell Rd., Bldg. F, Suite 6018**
**Avondale, AZ 85392**

February 22, 2022

Michael Coglianese CPA, P.C.
125 E. Lake Street, Suite 303
Bloomingdale, IL 60108

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best of its knowledge and belief, Sunstreet Securities, LLC,

1. Claims exemption 15c3-3(k)(2)(ii) from 15c3-3;

2. Our company is also filing this Exemption Report because our other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable, and promptly transmitted to the issuer or its agent and not to our company. Our company does not carry accounts of or for customers, and does not carry proprietary accounts (as defined in Rule 15c3-3);

3. We have met the identified exemptions from January 1, 2021, through December 31, 2021, without exception, unless, noted in number 4, below;

4. We have no exceptions to report this fiscal year.

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Regards,

Mike Haddad
Managing Member
Sunstreet Securities, LLC

**Sunstreet Securities, LLC**
**Supplementary Agreed Upon Procedures Report**

**Pursuant to SEA Rule 17a-5(e)(4)**

**As of and for the Year-Ended December 31, 2021**

MC
MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES**

Member of Sunstreet Securities, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Sunstreet Securities, LLC and the SIPC, solely to assist you and SIPC in evaluating Sunstreet Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Sunstreet Securities, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Sunstreet Securities, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Sunstreet Securities, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 27, 2022

**Sunstreet Securities, LLC**
**Supplementary Schedules Pursuant to SEA Rule 17a-5**
**Of the Securities and Exchange Act of 1934**
**As of and for the Year-Ended December 31, 2021**

**SIPC Reconciliation**

| Form | Filing Date | Amount Paid | Check Number | Filed/Paid To |
|---|---|---|---|---|
| SIPC 6 | 07/29/2021 | $121.00 | 1344 | SIPC |
| SIPC7 | 01/31/2022 | $114.00 | 1320 | SIPC |
| Total | | $235.00 | | |
| Amount Due per Reconciliation | | $0.00 | | |
| Overpayment (Underpayment) | | $0.00 | | |